SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2016

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the letter dated September 30, 2016, filed by the Company with the Bolsa de Comercio de Buenos Aires  and theComisión Nacional de Valores.

By letter dated September 30, 2016, the Company informed the notice of call to the General Ordinary and Extraordinary Shareholders’ Meeting to be held on October 31, 2016, at 1:00 p.m., at the Company’s registered office located at Bolívar 108 1st Floor, City of Buenos Aires

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

Registered with the Superintendency of Corporations on June 23, 1943 under No. 284, Page 291, Book 46, Volume A, hereby calls its shareholders to attend a General Ordinary and Extraordinary Shareholders’ Meeting to be held on October 31, 2016 at 1:00 p.m., at its registered office located at Bolívar 108 1st Floor, City of Buenos Aires, to deal with the following Agenda:
1.
1. Appointment of two shareholders to sign the meetings’ minutes.
2.
2. Consideration of documents contemplated in Section 234, paragraph 1, of Law No. 19,550 for the fiscal year ended June 30, 2016.
3.Allocation of net loss for the fiscal year ended June 30, 2016 for $1,254,412,752. Ratification of Board resolution dated May 12, 2016 regarding reinstatement of statutory reserve with funds from the Reserve for Future Dividends in accordance with the guidelines set forth in Section 5, Chapter III, Title IV of the Argentine Securities Commission’s Rules.
4.
4. Consideration of Board of Directors’ performance for the fiscal year ended June 30, 2016.
5.
5. Consideration of Supervisory Committee’s performance for the fiscal year ended June 30, 2016.
6.
6. Consideration of compensation payable to the Board of Directors for $24,467,125 for the fiscal year ended June 30, 2016, which recorded a computable tax loss pursuant to the applicable regulations.
7.
7. Consideration of compensation payable to the Supervisory Committee for the fiscal year ended June 30, 2016.
8.
8. Consideration of appointment of Regular Directors and Alternate Directors due to expiration of term.
9.
9. Appointment of Regular and Alternate Members of the Supervisory Committee for a term of one fiscal year.
10.
10. Appointment of Certifying Accountant for the next fiscal year and determination of its compensation. Delegation of powers.
11.
11. Update on shared services agreement report.
12.
12. Treatment of amounts paid as personal assets tax levied on the shareholders.
13.
13. Consideration of (i) approval of extension of Global Note Program for a maximum outstanding principal amount of up to US$300,000,000 (Three Hundred Million Dollars) (or its equivalent in other currencies) approved by the shareholders’ meeting dated October 31, 2011 (the “Program”) for a term of five years or such longer term as permitted under the applicable laws; and (ii) increase of Program amount by an additional amount of up to US$200,000,000 (Two Hundred Million Dollars) (or its equivalent in other currencies).
14.
14. (i) Delegation to the Board of the broadest powers to implement the extension and/or increase of the Program amount and/or its reduction, as well as to determine any terms and conditions of the Program not expressly approved by the shareholders’ meeting, as well as the time, amount, term, placement method, and further terms and conditions of the various series and/or tranches of notes issued thereunder; (ii) Board of Directors’ authorization to (a) approve, enter into, execute and/or deliver any agreement, contract, document, instrument and/or security related to the extension of the program and/or the implementation of the increase in its amount and/or the issuance of the various series and/or tranches of notes thereunder; (b) apply for and pursue before the Argentine Securities Commission the authorization for the public offering of such notes; (c) as applicable, apply for and pursue before any authorized securities market in Argentina and/or abroad the authorization for the listing and trading of such notes; and (d) carry out any actions, proceedings, filings and/or steps related to the extension of the Program and/or the increase of its amount and/or the issuance of the various series and/or tranches of notes under the Program; and (iii) Board of Directors’ authorization to subdelegate the powers and authorizations referred to in items (i) and (ii) above to one or more of its members.
15
15. Grant of indemnities to the Directors, Statutory Auditors and Managers who perform or have performed duties for the Company accessorily to the D&O policies.
16
16. Amendment to article 24 of the Bylaws regarding the possibility to hold remote shareholders’ meetings.
17
17. Authorizations.

Note: The Registry of the Company’s book-entry shares is kept by Caja de Valores S.A. (CVSA) domiciled at 25 de Mayo 362, City of Buenos Aires. Therefore, in order to attend the Shareholders’ Meeting, evidence is to be obtained of the account of book-entry shares kept by CVSA which should be submitted for deposit at Florida 537 Floor 18 (4322-0033), City of Buenos Aires (4322-0033) from 9:30 am to 4:00 pm no later than October 25, 2016. An acknowledgement of admission to the Shareholders’ Meeting shall be furnished. Upon considering items 11, 12, 13, 14, 15 and 16, the Shareholders’ Meeting shall hold session in the nature of an extraordinary meeting which shall require that quorum be 60%. Pursuant to Section 22, Chapter II, Title II of the CNV Rules (2013 revision) upon registration for attending the meeting, the shareholders shall provide the following data: first and last name or full corporate name; identity document type and number in the case of physical persons, or registration data in the case of artificial persons, specifying the Register where they are recorded and their jurisdiction and domicile, and indicating their nature. Identical data shall be furnished by each person who attends the Shareholders’ Meeting as representative of any shareholder. Moreover, the Shareholders are reminded that pursuant to the provisions of Section 24, Chapter II, Title II of the CNV Rules, (2013 revision) if the shareholders were companies organized abroad under any form or pattern, upon registering for attending the shareholders’ meeting they shall identify the final beneficial holders of the shares of stock of the foreign company and the number of shares that will be voted. The representative appointed to make the voting at the Shareholders’ Meeting shall be registered in accordance with Section 118 or 123 of the Argentine Companies Law. Eduardo Sergio Elsztain, Chairman appointed by the Shareholders’ Meeting dated October 30, 2015 and distribution of Board offices dated November 2, 2015.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of relationship with the markets
Dated: September 30, 2016